ROYAL BANCSHARES OF PENNSYLVANIA, INC.
732 Montgomery Avenue
Narberth, Pennsylvania 19072
July 17, 2009
VIA EDGAR and Facsimile
Kathryn McHale, Esquire
Staff Attorney
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549
Mail Stop 4561
Re:	Royal Bancshares of Pennsylvania, Inc. Form 10-K for the Fiscal Year Ended December 31, 2008 Form 10-Q for the Quarterly Period Ended March 31, 2009 File No. 000-26366
Dear Ms. McHale:
     We are responding to your letter, dated June 19, 2009, relating to the filings referenced above of Royal Bancshares of Pennsylvania, Inc. (the “Company”). Each of your comments is set forth below, together with the Company’s related response. For convenience of reference, we have repeated each of your questions or comments, in bold, immediately prior to our related response.
Form 10-K for the Fiscal Year Ended December 31, 2008
Item 1B. Unresolved Staff Comments, page 24
1.	We note that you did not have any unresolved comments from the Commission staff at the time the Form 10-K was filed. In future filings, please change the heading of this item to correspond with the heading in Form 10-K and follow the disclosure instructions.
We will change the heading of Item 1B. in future Form 10-K filings to correspond with the heading in Form 10-K and follow the disclosure instructions for this Item.

Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities
Securities Authorized for Issuance Under Equity Compensation Plans, page 26
2.	In future filings, please provide the information required by Item 201(d) of Regulation S-K under Item 12 of Form 10-K rather than Item 5. See Regulation S-K Compliance and Disclosure Interpretation 106.01 for additional information.
In future filings, we will provide the information required by Item 201(d) of Regulation S-K under Item 12 of Form 10-K rather than under Item 5 of Form 10-K.
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Credit Quality, page 49
3.	We refer to the “Transfers to OREO” column totaling $9.2 million in the table on page 53 showing quarterly changes in non-accrual loans for the year ended December 31, 2008. We also note the Form 10-Q for the period ended March 31, 2009 shows Other Real Estate Owned increased to $20.2 million as of March 31, 2009 compared to $10.3 million as of December 31, 2008. Considering the significant increases in Other Real Estate Owned, please provide us supplementally and include in future interim and annual filings the following information:

•	A roll-forward analysis of the changes in this account and how they relate to the collateralized loans that were impaired for these fiscal periods.
Set forth below is a table which details the changes in OREO from December 31, 2008 to March 31, 2009. Included in the table is the line item “Assets acquired on non-accrual loans”.

For the three
months ended
March 31, 2009
(In thousands)

Beginning balance	$10,346
Capital improvements	711
Assets acquired on non-accrual loans	9,231
Other	(44)
Valuation allowance	—

Ending balance	$20,244

As requested, we will include this table in future filings.

•	Disclose how the Allowance for Loan Losses was affected for the writedowns on the collateralized loan prior to the transfer to Other Real Estate Owned.
During the first quarter of 2009, the Company acquired the collateral for three loans through, or in lieu of, foreclosure. At the time of the transfer to other real estate owned, the Company recorded a charge-off of $867,000 through the allowance for loan and lease losses on one of the properties due to the loan balance exceeding the fair market value of the collateral. On another property during the fourth quarter of 2008, the Company recorded a charge-off of $2.3 million through the allowance for loan and lease losses and transferred the remaining balance to OREO in the first quarter of 2009. The remaining asset acquired was recorded to OREO at the carrying value of the loan. Similar information will be included in future filings.
Item 8. Financial Statements and Supplementary Data
Financial Statements for the Year ended December 31 2008
Note A.19, Variable Interest Entities (“VIE”), page 82
4.	We refer to your investment of $6.6 million in the Royal Scully Associates Partnership for which you recorded impairment charges of $8.5 million in 2007 and $1.5 million in 2008 and to which you made two mezzanine loans totaling $9.2 million. Please tell us and discuss in future filings how you considered any impairments with respect to these two loans considering your statement that as of December 31, 2008 the Partnership projects insufficient sales to repay a portion of the mortgages payable by mid 2009, has a net capital deficiency and their 2008 financial statements were prepared with a going concern emphasis paragraph.
In September 2005, the Company, together with a real estate development company (“Scully”), formed a limited partnership, Royal Scully Associates, L.P. Royal Investments America is a limited partner in the partnership (the “Partnership”). As noted on page 83 of the Form 10-K the remaining exposure for the Company on this investment is $6.6 million as of December 31, 2008 (which includes the mezzanine loans). This amount is the net book balance remaining on the consolidated financial statements of the Company and includes the Company’s portion of the impairments taken by the Partnership through December 31, 2008. Per the requirements of FIN 46R and ARB 51, the Company consolidates the financial statements of the Partnership into its balance sheet and income statement and recognizes income and losses according to these requirements. The additional $1.5 million impairment that was recorded in December 2008 resulted from an adjustment to the number of units projected to be sold in future periods based on recent sales activity. The Partnership’s external auditors agreed with the adjusted sales projections as well as the amount of impairment that was necessary as of December 31, 2008.
The Partnership was issued a going concern opinion by their independent auditors in connection with the financial statements as of and for the year ended December 31, 2008. This was largely due to a significant principal payment that was required by June 9, 2009 in order to avoid an acceleration of the maturity date to the same date. Based on sales activity during the 4th quarter and the projected sales for the first two months of 2009, this requirement would be difficult to meet and therefore the going concern was issued. It was management’s belief that the Partnership would be able to work out these issues with their lender and continue to operate the project which would enable the Company to be repaid at a minimum its $6.6 million book balance and therefore no further impairment had been recorded.
As of today, the Partnership has obtained a verbal modification of the loan terms which includes an extension of time that will result in a waiver of the June 9, 2009 principal payment.
Note C, Investment Securities, page 88
5.	We note your disclosure on page 91 that you did not consider your investments in preferred and common stock to be other than temporarily impaired at December 31, 2008, since the Company had the ability and intent to hold these investments until a recovery of fair value. The unrealized losses on these investments were $8.9 million at December 31, 2008. We further note your disclosure on page 11 of your Form 10-Q for the period ended March 31, 2009, that the Company recorded an impairment charge to earnings of $3.1 million in the first quarter of 2009 due to the length of time and/or the severity of the loss position of these securities. Please address the following;

•	Supplementally tell us what specific facts changed between the filing of your Form 10-K for the year ended December 31, 2008 and the date on which you recorded the $3.1 million other than temporary impairment charge with respect to these equity securities;
The amortized cost of the equity securities at December 31, 2008 amounted to $19.0 million with an unrealized loss of $6.8 million of which the entire amount was less than twelve months in duration. The equity securities were common stocks in six separate accounts managed exclusively for the benefit of the Company by an investment management company. At June 30, 2008, the total collective loss of these stocks was less than 10% of the book value. At year end 2008 the total loss severity amounted to 36%, however these stocks had only been in a loss position for four to six months. Management concluded that there was no OTTI at December 31, 2008 primarily due to the length of time that these stocks had been in a loss position.

During the first quarter of 2009 the common stocks experienced an increased loss severity of $600,000 that resulted in a loss severity of almost 40%, but more importantly, the length of loss position had increased by an additional three months. It also became apparent that a recovery of stock prices for many of these stocks would not likely occur in the foreseeable future. Management also considered any unusual situation pertaining to a specific stock such as significant changes in the dividend, industry trend or other critical negative factor.
•	For those securities with significant duration and severity of temporary impairment at the end of the period presented, tell us and revise future filings to provide an enhanced discussion of the specific securities impaired, the analysis performed and specific factors considered in reaching a conclusion that an other than temporary impairment had not occurred. Specifically tell us how you determine ability and intent to hold until a recovery in fair value; and
See the discussion below for the determination of both temporary and other than temporary impairment for the stocks within the six managed accounts.
With regard to the ability and intent to hold until a recovery in fair value, management considers the following factors: the current cash position and availability of other non-pledged assets that permits the investment to be held for an extended period of time but not necessarily until maturity, any decisions reached at monthly investment committee meetings as to the intent to dispose of specific types of investments and any specific investment committee goals or guidelines related to the disposition of specific investments.
•	For those securities for which an other than temporary impairment was recognized, tell us and revise future filings to provide an enhanced discussion of the specific securities impaired, the analysis performed and related reasons for the impairment recognition in the current period especially as compared to similar securities for which an other than temporary impairment was not recognized, to the extent applicable.
At March 31, 2009 there were 266 common stocks. Of the 266 common stocks, 256 stocks were in an unrealized loss position at the end of the 2009 first quarter. After analyzing the common stocks’ loss severities, duration of unrealized losses, analyst price projections, and recent significant price recoveries subsequent to quarter end, management determined that 81 of the common stocks were OTTI. The loss severities ranged from 28.1% to 90.4% and the unrealized loss duration was 7 to 24 months.
For the common stocks for which OTTI was not recognized, there were 156 common stocks that were in a $3.9 million unrealized loss position for less than 12 months; 19 common stocks that were in a $648,000 unrealized loss position for more than 12 months; and 10 stocks with unrealized gains. The loss severity ranged from 1%-76% for 5 months to less than 2 years. Management also reviewed the stocks’ price history during the past nine months to determine if the stocks had traded approximately close to the cost basis.
6.	We refer to the copula method used to determine the value of the CDOs, which you state is a market standard valuation model that depends on the correlated default events of the obligors within the underlying collateral pool. Please tell us and in future filings provide the following information:

•	Tell us how the Company determined the validity and appropriateness of the various assumptions and input data used that were considered indicators of defaults in future periods.
Given the illiquid market for these synthetic CDOs there was no market pricing available for determining fair value. The Company did receive third party pricing on a monthly basis that incorporated the copula model, corporate spreads in the marketplace and the timing of the maturity of these investments in arriving at “indicative pricing.” Based upon the range of the bid and asked price for actual sales, albeit limited, of similarly structured CDOs during the past three quarters, management concluded that the indicative pricing represented a reasonable approach in arriving at fair value for these investments. The analysis did not look at indicators of defaults but instead it analyzed what would happen to the principal if actual defaults occurred. Based on the current subordination, the 2 CDOs that mature in 2009 can sustain, under a worst-case scenario with 0% recovery and the heavily-weighted credits defaulting, a total of 3-6 credit events before the tranche experiences its first dollar of loss. With the same 0% recovery assumption, but the lesser-weighted entities subject to credit events, the tranche can sustain 8-10 defaults before experiencing its first loss. At a 40% recovery rate, principal impairment would require 4-8 heavily-weighted, or 13-15 lesser weighted entities to default in the portfolio. Based on the current subordination, the CDO which matures in 2010 can sustain, under a worst-case 0% recovery scenario, 18 defaults before experiencing its first dollar of loss. At a 40% recovery rate, principal erosion will not occur until the 29th default in the reference portfolio. As of year end the CDO with the 2010 maturity has adsorbed 6 credit events with a 62% recovery rate. Management also engaged two independent third parties to review the CDOs as noted below to validate the fair values received and determine potential impairment.
•	Discuss any procedures to periodically update the assumptions and input data used to determine the expected default rate considering the current volatility of the financial and insurance markets in you have the CDO pools.
In addition to receiving indicative monthly pricing for the CDOs as previously noted, management received valuation updates from two separate organizations to determine potential impairment. One independent third party analysis was provided by a specialized rating agency that issues credit reports on high yield corporate bonds. The analysis prepared by the specialized rating agency compared their assigned ratings (default risk ranking) that utilized a numerical rating system from 1 through 8 with both a 2 year and a

5 year outlook to Moody’s and S & P’s ratings for the individual companies within the CDO pool. The two year ranking was more relevant considering that the CDO matures in June of 2010. Based upon the individual ratings, which considered cash flow when available, of approximately 100 diversified companies within the CDO, they concluded that the expected credit defaults would result in a return of 100% of the principal invested. Given the maturity dates of December 2009 and June of 2010 management concluded that OTTI had not occurred for the CDOs. Another third party independent analysis provided by an investment advisor approached the potential for future credit defaults using various credit ratings of three agencies (Moody’s, S & P and Fitch) in conjunction with Value Line, a highly regarded independent investment research firm. The volatility of financial markets has impacted the fair value of these investments; however, the volatility of the insurance markets has had no impact since the credit enhancement for these CDOs are tied to the originator, which is a well capitalized bank in Canada, rather than an insurance company like many other CDOs.
•	Tell us whether and how you consider cash flow analysis in determining the fair value of these securities and in assessing other than temporary impairment.
Management considered cash flow modeling in determining the fair value of these securities through the use of two independent third parties mentioned previously.
Note N, Financial Instruments with Off-Balance Sheet Risk and Concentration of Credit Risk, page 109
7.	We refer to the table on page 111 of financial assets measured at fair value on a nonrecurring basis that shows impaired loans for $56.5 million as Level 3 valuations. Please tell us and discuss in future filings the following:

•	Where you have recorded the valuation basis for the remaining $29.3 million of impaired loans. Refer to Note D, Loans and Leases on page 94 that states total impaired loans for 2008 were S85.8 million.
We used the term “valuation allowance” to mean loan loss reserve allocation as the result of a FAS 114 impairment analysis. The fair value of impaired loans of $56.5 million in the table on page 111 was computed by subtracting the “valuation allowance related to impaired loans” of $12.9 million from the “impaired loans with a valuation allowance” of $69.4 million (these amounts are disclosed on page 94.) The fair value for the $16.5 million in impaired loans without a valuation allowance is included with the total loan portfolio in the table on page 113. The FAS 114 impairment analysis on the loans that are included in the $16.5 million did not show a collateral shortfall. Consequently, no valuation allowance (specific reserve) was allocated.
We will add in future filings the following disclosure before the nonrecurring table:
“Certain loans are evaluated for impairment on an individual basis under SFAS No. 114. The impairment analysis includes current collateral values, known relevant factors that may affect loan collectability, and risks inherent in different kinds of lending. When the collateral value or discounted cash flows less costs to sell is less than the carrying value of the loan a specific reserve (valuation allowance) is established.”
•	Provide similar disclosure with respect to Note 11, Fair Value of Financial Instruments on page 17 of the Form 10-Q for the period ended March 31, 2009 which shows in the table Impaired Loans of $38 million as compared to total impaired loans of $70 million as stated in the “Credit Risk Management” section on page 36.
We used the term “valuation allowance” to mean loan loss reserve allocation as the result of a FAS 114 impairment analysis. The fair value of impaired loans of $38.0 million in the table on page 19 was computed by subtracting the valuation allowance related to impaired loans of $8.7 million from the impaired loans with a valuation allowance of $46.7 million (these amounts are disclosed on page 13.) The FAS 114 impairment analysis on the loans that are included in the $23.3 million did not show a collateral shortfall. Consequently, no valuation allowance (specific reserve) was allocated.
•	The reasons why you have not included in this table Other Real Estate Owned totaling $10.4 million as of December 31, 2008.
We relied on the following paragraph under the nonrecurring table on page 111 to explain OREO not being listed in the table:
“As discussed above, the Company has delayed its disclosure requirements of non-financial assets and liabilities. Certain real estate owned with write-downs subsequent to foreclosure is carried at fair value at the balance sheet date for which the Company has not yet adopted the provisions of SFAS 157.”
The OREO balance was disclosed in the “Credit Quality” section in the non-performing assets table and in the Consolidated Balance Sheets on pages 49 and 64, respectively. In future filings we will include OREO in the non-recurring table.
•	Consider in your response whether management uses updated appraisals to determine the fair value of OREOS. Refer to Note A.6, Other Real Estate Owned on page 78 that states subsequent to foreclosure management performs valuations and the assets are carried at the lower of carrying amount or fair value less cost to sell.
In December 2008, one property valued at $7.9 million was transferred into OREO. At least annually, management reviews relevant information, including updated appraisals and genuine offers to purchase (less costs to sell) OREO properties to determine their appropriate carrying amount. When the fair value is lower than the carrying value we create a valuation allowance against the OREO property by booking a charge to earnings.
Item 10. Directors, Executive Officers and Corporate Governance

Definitive Proxy Statement on Schedule 14A
Compensation Discussion and Analysis, page 9
8.	Please revise to disclose how the Compensation Committee made the determination to grant stock options in 2008 under the long term incentive plan and how the amounts awarded were determined. See Items 402(b)(1)(v) and 402(b)(2)(v) of Regulation S-K.
In accordance with conversations with the Staff, the response to this Item will be made on or prior to July 31, 2009.
9.	We note that Mr. Campbell resigned and retired as president and chief executive officer on December 24, 2008. It appears that Mr. Campbell was not involuntarily terminated nor did he voluntarily terminate his employment for good cause. Please revise to disclose the basis for the determination to pay Mr. Campbell a lump-sum cash payment of $2,119,730 in consideration of the cancellation of his employment agreement.
In accordance with conversations with the Staff, the response to this Item will be made on or prior to July 31, 2009.
10.	Please explain to us why the Compensation Committee’s determination in 2006 to exempt Mr. Campbell from the caps under the supplemental employee retirement plan was not disclosed to shareholders until the filing of your proxy statement for the 2009 annual meeting. Please explain to us why the “SERP Participation Agreement” was never reported on Form 8-K and has never appeared in your Exhibit Index.
In accordance with conversations with the Staff, the response to this Item will be made on or prior to July 31, 2009.
11.	Please revise to disclose which of the payments shown in the potential payments upon termination or change of control table on page 32 you are prohibited from making pursuant to Section 111 of the Emergency Economic Stabilization Act of 2008.
In accordance with conversations with the Staff, the response to this Item will be made on or prior to July 31, 2009.
12.	We note that the compensation committee utilizes benchmarking to assist it in setting executive compensation levels and it appears that benchmarking is used to set director compensation levels. We also note that your executive officers who are directors receive fees and other compensation for their service as directors. Please revise to disclose whether this is common practice among the companies that comprise your peer group. In addition, to the extent peer group benchmarks were deviated from in setting compensation, so state and state the reasons for such deviation.
In accordance with conversations with the Staff, the response to this Item will be made on or prior to July 31, 2009.
Beneficial Ownership — Compliance, page 37
13.	We note that on May 21, 2008, Robert Richards, Jr. was elected to your board of directors. We also note that to date Mr. Richards has not filed a Form 3 or any other Section 16 filing with respect to his beneficial ownership of your securities. Please revise your disclosure to specifically state that Mr. Richards has failed to file a Form 3. Also revise your disclosure to specifically provide the information required by Item 405 of Regulation S-K with respect to Mr. Goldstein’s late Form 4.
We will revise the disclosure to specifically state that Mr. Richards failed to file a Form 3. We will also revise the disclosure to specifically provide the information required by Item 405 with respect to Mr. Goldstein’s late Form 4 filing. In addition, in reviewing the response to this Item, management noted that an initial Form 3 filing had not been filed for Directors Bradley or Goldstein. The disclosure will reflect these additional facts and Form 3 filings will be filed immediately for directors Richards, Bradley and Goldstein.
Management has revised internal procedures and all required beneficial ownership filings will be filed timely.
Item 13. Certain Relationships and Related Transactions, and Director Independence
Definitive Proxy Statement on Schedule 14A
Interest of Management and Others in Certain Transactions, page 38
14.	We note your disclosure that banking transactions with directors, officers, principal shareholders and their associates involve substantially the same terms, including interest rates, collateral and repayment terms, as those prevailing at the time for comparable transactions with others. Please confirm that the banking transactions described involve indebtedness and that the loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the lender. Refer to Instruction 4(c) to Item 404(a) of Regulation S-K.

This will confirm that the banking transactions described on page 38 of the definitive proxy statement involved indebtedness and that the loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the lender. The Company will utilize this language in future filings.
Item 15. Exhibits, Financial Statement Schedules, page 122
15.	Revise this section and your Exhibit Index to include all of the exhibits required by item 601 of Regulation S-K. In this regard, we note the absence of your long term incentive plan and Mr. Kuehl’s employment agreement.
The exhibit section of the Form 10-K for the year ended December 31, 2008 will be revised to include all of the exhibits required by Item 601 of Regulation S-K, including Mr. Kuehl’s employment agreement, which is described in the definitive proxy statement. We note that the long-term incentive plan was included as Exhibit 10.10 to the Form 10-K. The Company will also add the SERP Plan and participation agreements referenced in Item 10 above as exhibits to the Form 10-K and will file those documents as exhibits.
Signatures
16.	We note that Mr. Kuehl has signed the Form 10-K as an authorized signatory for the company but has not signed in his official capacities as principal financial officer and principal accounting officer as required by General Instruction D to Form 10-K. Please make sure all future filings include the proper signatures.
In future filings, Mr. Kuehl, who is currently identified as Chief Financial Officer and Principal Accounting Officer in the Form 10-K, will be specifically identified as both the Principal Financial Officer and the Principal Accounting Officer.
Exhibits 31.1 and 31.2
17.	We note that your certifications included as Exhibits 31.1 and 31.2 to the Form 10-K contain modifications of the exact form of certification as set forth in Item 601(b)(31) of Regulation S-K. In particular, titles of the executive officers have been included at the beginning of the certifications, the word “annual” has been added to paragraph 2 and the language “(or persons performing the equivalent functions)” has been deleted from paragraph 5. In future filings, please ensure that the certifications are in the exact form as set forth in Item 601(b)(31) of Regulation S-K, except as otherwise indicated in Commission statements or staff interpretations.

The certifications included in future filings as Exhibits 31.1 and 31.2 will be in the exact form as set forth in Item 601(b)(3), except as otherwise indicated in Commission statements or staff interpretations.
Form 10-Q for the period ended March 31, 2009
Note 5, Investment Securities, page 10
18.	We refer to the Corporate Bonds with gross unrealized losses of $8.1 million of which $3.4 million have occurred for more than twelve months. Please tell us and discuss in future filings why you relied more on the “consensus analysts earnings projections for 2009 and 2010” and not on the below investment grade ratings from the rating agencies based on their 2008 financial statements to conclude that there were no other-than-temporary impairments on these corporate bonds. Explain if this valuation methodology is consistent to that which you have used to determine other-than-temporary impairments to corporate bonds in prior periods.
In determining whether “OTTI” existed for the corporate bonds within the investment portfolio, management relied on consensus analysts earnings estimates since they appeared to be a better measure of cash flow which ultimately determines the company’s ability to make interest payments and eventually pay off the debt at maturity. Most of the maturity dates for the nine major corporate debt securities occur within the next two to three years, which improves the likelihood of payment at maturity and makes the earnings projections for the next two years more meaningful.
While the earnings projections were a key component of the analysis of “OTTI”, the company also considered recent changes in capital position related to sales of assets or increased capital, recent financial results and trends of the company, any relevant industry trends potentially impacting the bonds, timing of the debt maturity, status of debt payments, recent audit opinions, any relevant analysts research about the company as well as bond ratings from the rating agencies. These factors were considered in conjunction with the earnings projections in making a determination as to whether or not “OTTI” existed.
There were 2 bonds that were downgraded to below investment grade in the first quarter one was related to the insurance industry and the other one was related to the publishing industry. In addition to looking at the previously mentioned factors for the insurance industry bond, management also considered the commitment of the parent company to provide this company with capital and liquidity until it is sold; S&P indicated that the company had enough liquidity to cover a $2 billion debt maturity payment in the third quarter of 2009; and their delinquencies and net charge-offs are much better than their industry average.
In addition to looking at the previously mentioned factors for the publishing industry bond, management also considered the company’s debt swap offer of bonds maturing in

2011 and 2012 for maturities in 2015 and 2016 that will pay a higher rate. This should better position bondholders that retain their current maturity schedule of 2012. Also the company obtained financing through a bank revolving loan to cover maturing debt of $563 million at the end of May 2009. Ariel Investments LLC, which recently doubled their investment in the publishing company to about 13% of outstanding shares, indicated that this company may be the first in its industry to benefit once the economy recovers.
This methodology has been fairly consistently applied during the past four quarters.
During the second quarter of 2009, management will determine the credit component of any impairment for the corporate bonds under the new guidelines of FAS 115-2 using cash flows and appropriate discount rates to further enhance the “OTTI” analysis.
19.	We refer to the trust preferred securities from individual institutions that have total unrealized losses of $8.9 million at March 31, 2009 of which you state only $300,000 have occurred for more than twelve months. Please provide us with the following information:

•	Tell us why there has been no change in total unrealized losses of twelve months or more for the trust preferred securities since December 31, 2008 considering they were also $300,000 as of that date.
There was one trust preferred security at year end with a loss greater than 12 months, however the remainder of the trust preferred investments had losses of six months or less at December 31, 2008 and therefore have experienced losses for only nine months at the end of the first quarter of 2009.
•	Provide us with a full detailed analysis of the securities’ impairment as of December 31, 2008 and March 31, 2009 that addresses the following:
•	Identifies all available supporting evidence of fair value;

•	Explains the relative significance given to each type of evidence; and

•	Identifies the primary evidence on which you relied on to support a realizable value equal to or greater than the carrying value of the investment.
There has essentially been no market for trust preferred securities for the past year and any sales of these securities were deemed distressed sales and resulted in discounts of at least 40-50% when they did occur according to our bond traders. As a result management relied on recent accounting guidelines such as FSP SFAS No. 157-3 which indicated that distressed sales of assets didn’t represent fair value and looked at alternative measures. Management sought fair value estimates of these investments from four bond trading companies that historically sold such securities. Three of the four firms provided their estimated fair values based upon the long term viability of the underlying financial institution for each investment security and active trades for comparable investment products in an orderly liquid market. One firm chose not to provide any fair values for these investment securities due to the illiquidity within the market. Management took the average of the three values received (in selected investments only two values were received) and used this average for the ultimate fair value as of 12/31/08 and 3/31/09.
Based upon the strength of the underlying financial institutions that issued these stand alone trust preferred investments, management concluded that there was no “OTTI at year end 2008 and at the end of the first quarter of 2009. That conclusion was based upon the institutions’ current capital position, their receipt of TARP funds, intent to raise capital, current payment of interest, current earnings results, future earnings projections, 2008 audit opinions, and the ability of the Company to hold these investments until a recovery in fair value occurs.
During the second quarter of 2009, management will determine fair values for these investments under the new guidelines of FAS 157-4 using cash flows and appropriate discount rates.
Note 12. Real Estate Owned via Equity Investment page 20
20.	We refer to the statement that the Company used the two month period ended February 28, 2009 to consolidate the financial statements of the Partnership for the three-months ended March 31, 2009. Please tell us and discuss in future filings your basis for not consolidating the financial statements for the month of March 2009. Explain if this practice is consistent with that used in prior fiscal periods.
This practice is consistent with prior filings dating back to 2004 when FIN 46 was adopted. Due to the conflict between the deadline for interim period filings and the receipt date of financial statements from the partnership, the Company consolidates into its quarterly filings the financial statements of the real estate owned via equity investment based on a one month lag. Due to the extended filing deadlines for 10-K filings, the 2007 and 2008 Forms 10-K consolidate the year end audited statements of the real estate owned via equity investment.

     In connection with responding to your comments, the Company acknowledges the following:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please acknowledge receipt by electronic confirmation.
     If you have any questions or further comments with respect to these matters, please contact the undersigned at (610) 668-4700.

Sincerely, ROYAL BANCSHARES OF PENNSYLVANIA, INC.
/s/ Robert A. Kuehl
Robert A. Kuehl
Chief Financial Officer